EXHIBIT 4


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November 14, 1997                              Re: AGWAY FINANCIAL CORPORATION





Ms. Patti Edwards
Agway Financial Corp.
Securities & Refund Dept.
P. O. Box 4761
Syracuse, N.Y.  13221-4761

Dear Ms. Edwards:

Several months ago we informed you that The Chase Manhattan Bank had signed a definitive agreement to purchase the corporate trust business of the Mellon Bank Corporation. The transfer of your account to Chase will become effective November 24, 1997. I'd like to take this opportunity to provide you with some important information regarding your account.

I am pleased to advise you that following the transition, I will become your Chase Global Trust relationship manager. As the leading provider of municipal and corporate debt services with more than $1.6 trillion in assets under administration, Chase Global Trust offers the expertise, proficiency and technological innovations that your successful debt offerings require. With more than a century of experience in corporate trust, Chase has built its business one relationship at a time. I look forward to putting the extensive resources of Chase to work for you.

Your relationship will now be serviced from our New York location. We are confident that the transfer of your account to this new location will allow us to deliver to you the highest quality services in the most efficient manner. Effective November 24, 1997, your account will assigned the following new Chase Trust account number:

   Previous Trust Number       New Trust Num          Trust Account Name
   ---------------------       -------------          ------------------
   01612                       C30710                 AGWAY FINANCIAL
                                                      SUBORDINATED CERTS


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November 14, 1997                         RE: AGWAY FINANCIAL CORPORATION





Included with this letter are your new operational instructions, including wire transfer and check payment instructions and other information regarding operational matters. Please review this information carefully. Our first priority is to ensure that this transition is as seamless to you as possible. If you have any questions related to your debt service payments, i.e., payment address, payment timing, wire instructions, etc., or any other matters related your new relationship with Chase, please do not hesitate contact me.

For your convenience I have enclosed my business card. Again, if you have any questions or require any assistance, please do not hesitate to call. I look forward to working with you.

Sincerely,



/s/ SHEIK WILTSHIRE
Sheik Wiltshire